Exhibit 99.1

Organigram Wins KIND Magazine’s Innovation of the Year for SHRED X Rip-Strips Hash

Organigram wins “Innovation of the Year” two years in a row cementing its reputation as a disruptive leader in the cannabis sector

TORONTO--(BUSINESS WIRE)--December 13, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of a leading licensed producer of cannabis (the “Company” or “Organigram”), is thrilled to announce it has won KIND Magazine’s (“KIND”) Innovation of the Year award for its revolutionary SHRED X Rip-Strips Hash. This is the second time Organigram has won this coveted award, having previously won for the Company’s patented Edison JOLTS ingestible extract product.

“We are very proud to be recognized by KIND Magazine once again for our outstanding achievements in innovation,” says Beena Goldenberg, CEO, Organigram. “Winning this award is a testament to our ongoing commitment to consumers and our keen focus on bringing meaningful and differentiated innovation to this evolving category. Innovation has been a core part of Organigram’s DNA for years now and we are so pleased to see our efforts be recognized by influential industry members.”

Organigram was also nominated in four other categories; Brand of the Year (SHRED), Pre-Roll of the Year (SHRED Dartz), Infused Pre-Roll of the Year (SHRED Heavies) and Edible of the Year (SHRED’ems).

“A huge congratulations to Organigram for winning their second Innovation of the Year award in the last two years – first with Edison JOLTS, and now with the incredibly innovative SHRED X Rip-Strips Hash,” said Joshua Nagel, Founder & Chief Dream Officer at KIND. “For an industry that launches literally thousands of new products every year, to be recognized as the most innovative LP two years in a row is a testament to the creativity and executional excellence they bring to their products. I can't wait to see what Organigram has in store for 2024!"

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada. Organigram is focused on producing high-quality cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend its global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Media enquiries:
Megan McCrae, Senior Vice President – Marketing and Communications
megan.mccrae@organigram.ca

For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca